UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2009

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Transition Period From                                                   to

Commission File Number 1-8520

A.                                   Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

TERRA INDUSTRIES INC. EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

B.                                     Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

TERRA INDUSTRIES INC.
TERRA CENTRE
600 FOURTH STREET
P.O. BOX 6000
SIOUX CITY, IOWA 51102-6000

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.

Pages
(a) Financial Statements

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3
Notes to Financial Statements	4-11

(b) Supplemental Schedules

Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2009	12

(c) Signatures

Signatures	13

(d) Consent of Independent Registered Public Accounting Firm

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of and
Administrator of the
Terra Industries Inc. Employees’ Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Terra Industries Inc. Employees’ Savings and Investment Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

BROWN SMITH WALLACE, L.L.C

Saint Louis, Missouri

June 23, 2010

TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Investments, at fair value (Note E)	$151,657,774	$110,699,856

Receivables:
Employer contributions	86,514	—
Participant contributions	201,165	—
Securities sold	15,145	6,866
Total assets	151,960,598	110,706,722

LIABILITIES:
Securities purchased	(15,145)	(6,866)

Net assets available for benefits, at fair value	151,945,453	110,699,856

Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(76,615)	1,959,118

NET ASSETS AVAILABLE FOR BENEFITS	$151,868,838	$112,658,974

See accompanying notes to the financial statements

TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$6,808,755	$1,937,374
Net change in fair value of investments	29,864,079	(49,080,819)
Total investment income (loss)	36,672,834	(47,143,445)

Contributions:
Employer	2,508,338	2,190,823
Participant	6,034,841	5,556,629
Total contributions	8,543,179	7,747,452

Total additions	45,216,013	(39,395,993)

Deductions from net assets attributed to:
Benefit payments	5,997,649	9,993,191
Administrative expenses	8,500	93,189
Total deductions	6,006,149	10,086,380

Net increase (decrease)	39,209,864	(49,482,373)

Net assets available for benefits:
Beginning of year	112,658,974	162,141,347

End of year	$151,868,838	$112,658,974

See accompanying notes to the financial statements

TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

A.                    DESCRIPTION OF PLAN

The following description of the Terra Industries Inc. Employees’ Savings and Investment Plan (the “Plan”) is provided for general information only.  Participants should refer to the Plan Document for more complete information.

General — The Plan, established January 1, 1984, is a defined contribution plan covering eligible employees of Terra Industries Inc. (“Terra”) and eligible subsidiaries and affiliates (collectively, the “Company”).  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and is administered by the Benefits Committee (the “Committee”) of the Company.

Participation — All full-time or part-time employees of the Company (whose customary employment is at least 1,000 hours of service during a twelve month period) are eligible for Plan participation upon hire or any time thereafter.  Temporary employees are eligible after completing twelve continuous months of employment that include at least 1,000 hours of service.

Participant Accounts — Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings and is charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Contributions — Each year participants may contribute a maximum before-tax, after-tax and Roth 401(k) combined deferral of 25% as defined by the Plan, subject to certain Internal Revenue Code limitations.  The Roth 401(k) deferral contribution was added to the plan effective June 11, 2007. Participants direct their contributions into various investment options offered by the Plan.  Effective January 1, 2005, highly compensated employees were not eligible to make after-tax contributions.

The Company contributes a matching amount determined by its Board of Directors, equal to 100% of the participants’ contributions up to 3% of their annual compensation, and 60% up to an additional 3% of annual compensation.  Fully vested participants may elect to invest the contributions made by the Company into one or more of the available investment options. Prior to January 1, 2006, employer contributions for participants not fully vested in the Plan were automatically invested in the Terra Industries Inc. Common Stock Fund.  The Plan was amended effective January 1, 2005 so that all employees with at least one hour of service on or after January 1, 2005 are fully vested in employer matching contribution balances and all employer matching contributions could be invested in any of the Plan’s investment options at the participant’s discretion.

Employees hired on or after July 1, 2003, employees rehired on or after August 1, 2003, and employees who selected the one-time irrevocable election to stop accruing benefits under the Terra Industries Inc. Employees’ Retirement Plan in exchange for future non-elective contributions receive non-elective contributions from Terra of 3.2% of eligible earnings.  Prior to 2006, fully vested participants could elect to invest the contributions made by the Company into one or more of the available investment options and non-elective employer contributions for participants not fully vested in the Plan were automatically invested in the Terra Industries Inc. Common Stock Fund.  Effective January 1, 2006 the Plan was amended to state that non-elective contributions shall not be automatically invested in the Employer

TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

stock fund, but instead shall be invested under the same direction as a Participant’s Pre-tax Savings Account, After-Tax Contribution Account, Employer Matching Contributions Account and Rollover Account, regardless of whether or not the participant is fully vested.

Effective January 31, 2008 the Plan was amended to state that a participant shall not be permitted to transfer any assets into the Terra Industries Inc. Common Stock Fund if such a transfer would cause the value of the participant’s account invested in the fund to exceed 20 percent of the total value of the employee’s account.  A participant whose account was totally or partially invested in the Terra Industries Inc. Common Stock Fund immediately prior to the incorporation of this restriction was not required to transfer funds pursuant to this amendment.

The Company may elect to make an additional contribution, subject to certain limitations as defined in the Plan, in such amount as its Board of Directors shall determine.  No such additional contributions were made in 2009 or 2008.  Employer contributions are reduced by the amount of any participant forfeitures during the period.  Participant forfeitures totaled $17,824 and $53,661 in 2009 and 2008, respectively.

Vesting — Participants are immediately fully vested in their contributions and earnings (losses) on their voluntary contributions. Effective January 1, 2005, the Plan was amended so that employer matching contributions vest at 100% for participants with at least one hour of service on or after January 1, 2005.  Employer non-elective contributions continue to vest ratably over five years of service.

Participant Loans — Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan.  Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate based on the published prime rate.  As of December 31, 2009, interest rates on outstanding loans ranged from 5.25% to 11%.  Principal and interest is paid ratably through payroll deductions.  Participant loans totaled $3,263,407 and $2,888,433 for the years ended December 31, 2009 and 2008, respectively.

Payment of Benefits — Participants or their beneficiaries are eligible to receive the value of their vested account balance upon the occurrence of one of the following:  early or normal retirement; termination of employment; death or total disability.  Benefits are recorded when paid.

B.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, except for benefits, which are recorded when paid.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents

TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  The Terra Industries Inc. Common Stock Fund is valued at its year-end closing price (comprised of year-end quoted market price plus uninvested cash).  Common collective trusts are valued at fair value as determined by the trustee based on the underlying assets of the trust.  Participant loans are valued at cost, which approximates fair value.  In accordance with the policy of stating investments at fair value, the net change in realized and unrealized appreciation or depreciation in fair value is included in investment income, which is reflected in the statement of changes in net assets available for benefits.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  Investment transactions are recognized on a trade-date basis.

Benefits Payable — The Plan’s policy is to record benefit payments upon distribution of balances to participants.  There were no benefits payable as of December 31, 2009 and 2008.

Administrative Expenses — Certain administrative expenses of the Plan are paid by the Company and are not reimbursed by the Plan.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and reported changes in net assets available for benefits during the reporting period.  Actual results could differ from these estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

C.                    PLAN TERMINATION

Although it has expressed no intent to do so, the Company specifically reserves the right to amend or terminate the Plan or to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

D.                    FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the

TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

applicable provisions of the Internal Revenue Code and the Plan continues to be tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

E.                      INVESTMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•                  Quoted prices for similar assets in active markets;

•                  Quoted prices for identical or similar assets in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•                  If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3-  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at net asset value of shares held by the plan reported on the active market for which the fund is traded.

Common stock: Valued at the closing price reported on the active market for which the individual securities are traded.

Participant loans: Valued at amortized cost, which approximates fair value.

Common collective trusts: Valued at reported net asset value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies

TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Total	Level 1	Level 2	Level 3
Mutual funds
Small Cap	$6,193,216	$6,193,216	$—	$—
Mid Cap	13,072,890	13,072,890	—	—
Large Cap	10,644,940	10,644,940	—	—
Retirement Income	7,277,998	7,277,998	—	—
Growth	19,353,372	19,353,372	—	—
Income	22,266,645	22,266,645	—	—
Total mutual funds	78,809,061

Common/collective trusts	43,542,662	—	43,542,662	—
Company common stock	26,042,644	26,042,644	—	—
Participant loans	3,263,407	—	—	3,263,407
Total Assets at Fair Value	$151,657,774	$104,851,705	$43,542,662	$3,263,407

	Assets at Fair Value as of December 31, 2008
	Total	Level 1	Level 2	Level 3
Mutual funds	$55,880,329	$55,880,329	$—	$—
Common/collective trusts	40,421,226	—	40,421,226	—
Common stock	11,509,868	11,509,868	—	—
Participant loans	2,888,433	—	—	2,888,433
Total Assets at Fair Value	$110,699,856	$67,390,197	$40,421,226	$2,888,433

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

The table below sets forth summaries of the changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008:

	Fair Value Measurements Using Significant Unobservable Inputs
	Participant loans
	2009	2008
Beginning Balance	$2,888,433	$3,067,605
Purchases, sales, issuances, net	149,984	(436,274)
Total gains or losses (realized and unrealized) included in changes in net assets	224,990	257,102
Total Assets at Fair Value	$3,263,407	$2,888,433

The Plan’s investments are held in a bank-administered trust fund.  The following table separately identifies investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2009	2008
Investments at Fair Value as Determined by Quoted Market Price

Terra Industries Inc. Common Stock Fund	$26,042,644	$11,509,868

Mutual Funds:
Dodge & Cox Stock Fund	9,415,227	6,210,176
American Funds Growth Fund of America	12,417,643	9,396,336
Vanguard Wellington Fund	12,039,541	10,944,924
ABN AMRO Mid Cap	10,385,486	—
PIMCO Total Return Fund	10,227,104	7,059,707

Investments at Contract Value

Wells Fargo Collective Stable Return Fund	36,891,875	34,983,527

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Wells Fargo Stable Return Fund

The Wells Fargo Stable Return Fund G (the “Stable Return Fund”), a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective investment trusts) with similar characteristics. The Stable Return Fund primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Return Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of any such event is probable. For the Plan years ended December 31, 2009 and 2008, the average yield and crediting interest rates were approximately 3.0% and 4.6%, respectively.

During 2009 and 2008, the Plan’s investments, including investments bought, sold and held during the year, appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2009	2008
Net appreciation (depreciation) in fair value of investments:
Investments at Fair Value as Determined by Quoted Market Price
Terra Industries Common Stock Fund	$10,497,499	$(19,855,419)
Mutual funds	16,890,023	(27,851,045)
Net change in fair value	27,387,522	(47,706,464)

Investments at Contract Value
Common collective trusts	2,476,557	(1,374,355)

Net (depreciation) appreciation in fair value of investments	$29,864,079	$(49,080,819)

F.                      RELATED PARTY TRANSACTIONS

Plan investments include the Terra Industries Inc. Common Stock Fund which holds 809,029 shares of Terra Industries Inc. common stock with a fair value of $26,042,644 and 420,473 shares of Wells Fargo Short Term Investment plus accrued interest with a fair value of $420,747 at December 31, 2009.  At December 31, 2008 the fund held 690,454 shares of Terra Industries Inc. common stock with a fair value of $11,509,868 and 388,740 shares of Wells Fargo Short Term Investment plus accrued interest with a

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

fair value of $389,327.  Terra Industries Inc. is the Plan sponsor and therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Wells Fargo.  Wells Fargo is the trustee as designated by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

G.                        RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements for the year ended December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$151,868,838	$112,658,974
2009 employer contributions receivable	(86,514)	—
2009 participant contributions receivable	(201,165)	—
Adjustment from contract value to fair value for fully benefit-responsive investments	76,615	(1,959,118)
Net assets available for benefits per Form 5500	$151,657,774	$110,699,856

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2009, to Form 5500:

Change in net assets available for benefits per the financial statements	$39,209,864
Add: Contract to fair value adjustment 2008	1,959,118
Add: Contract to fair value adjustment 2009	76,615
Less: 2009 employer contributions receivable	(86,514)
Less: 2009 participant contributions receivable	(201,165)

Change in net assets available for benefits per Form 5500	$40,957,918

H.                    SUBSEQUENT EVENTS

On April 5, 2010, Terra was acquired by a subsidiary of CF Industries Holdings, Inc. (“CF”), and the common shares of Terra held by the Plan were converted into CF common shares.  The Plan’s ongoing status will be determined by CF.

TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

PN 333

EIN #52-1145429

SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

Column B	Column C	Column E
	Description of investment including
Identity of issue, borrower,	collateral, rate of interest, maturity date,	Current
lessor or similar party	par or maturity value	Value

Common collective trusts:
*Wells Fargo	Collective Stable Return - 3,532,211.344 shares	$36,891,875
*Wells Fargo	Collective/BGI S&P 500 Index High Balance - 120,410.500 shares	6,230,040
*Wells Fargo	Short Term Investment Fund - 420,473.420 shares	420,747

Mutual funds:
PIMCO Funds	Total Return Fund - 946,954.054 shares	10,227,104
American Funds	Growth Fund of America - 458,046.597 shares	12,417,643
Vanguard	Vanguard Wellington - 417,315.123 shares	12,039,541
Artisan	Mid Cap Value - 149,466.282 shares	2,687,404
Dodge & Cox	Stock Fund - 97,932.468 shares	9,415,227
Davis	New York Venture - 39,693.756 shares	1,229,713
American Funds	Europacific Growth - 183,874.042 shares	6,935,729
ABN AMRO	Mid Cap - 398,063.857 shares	10,385,486
*Wells Fargo	Small Cap Opportunities - 218,609.811 shares	6,193,216
*Wells Fargo	Dow Jones Target Today Fund - 96,930.318 shares	983,843
*Wells Fargo	Dow Jones Target 2010 Fund - 116,690.255 shares	1,406,117
*Wells Fargo	Dow Jones Target 2020 Fund - 196,708.305 shares	2,498,195
*Wells Fargo	Dow Jones Target 2030 Fund - 79,166.795 shares	1,016,502
*Wells Fargo	Dow Jones Target 2040 Fund - 77,068.844 shares	1,074,340
*Wells Fargo	Dow Jones Target 2050 Fund - 36,642.273 shares	299,001

Common stock:
*Terra Industries Inc.	Common stock - 809,029 shares	26,042,644

Loans:
*Loans to Participants	Principal balance of $3,263,407 bearing interest rates ranging from 5.25% to 11% and maturing from January 2010 to August 2037	3,263,407

		$151,657,774

* Party-In-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Terra Industries Inc. Employee Benefit Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRA INDUSTRIES INC. EMPLOYEES’

SAVINGS AND INVESTMENT PLAN

Date:	June 23, 2010	By:	/s/ Anthony J. Nocchiero
Anthony J. Nocchiero, Senior Vice President and Chief Financial Officer